

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2018

Ronald Domanico
Chief Financial Officer
The Brink's Company
P.O. Box 18100
1801 Bayberry Court
Richmond, VA 23226-8100

   Re: The Brink's Company
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed March 1, 2018
    Form 8-K
    Furnished February 7, 2018
    File No. 001-09148

Dear Mr. Domanico:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operations, page 21

1. We note segment operating profit as a percent of segment revenue varies materially between each segment for each period presented. In particular, the ratio for the North America segment is significantly lower than the ratio of the other two segments in each period. Please disclose the material factors that cause variances in the trend of this ratio between the segments and that cause the North America segment ratio to be lower. Refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

<u>Non-GAAP Results Reconciled to GAAP</u>
<u>Non-GAAP reconciled to GAAP, page 36</u>

2.   Please present with equal or greater prominence the comparable GAAP margin to the non-GAAP margin presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

<u>Form 8-K Furnished February 7, 2018</u>

<u>Exhibit 99.1</u>
<u>Non-GAAP Results Reconciled to GAAP</u>
<u>Adjusted EBITDA, page 13</u>

3.   You presently reconcile "adjusted EBITDA" to "Income from continuing operations - Non-GAAP." Please reconcile "adjusted EBITDA" to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 103.01 and .02 of staff's Compliance and Disclosure Interpretation "Non-GAAP Financial Measures" for guidance.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure